                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              MICRO WAREHOUSE, INC.
                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   -----------


                                    59501B105
                      (CUSIP Number of Class of Securities)

                               BRUCE L. LEV, ESQ.
             EXECUTIVE VICE PRESIDENT OF LEGAL AND CORPORATE AFFAIRS
                              MICRO WAREHOUSE, INC.
                             535 CONNECTICUT AVENUE
                           NORWALK, CONNECTICUT 06854
                                 (203) 899-4000

                                 ---------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             RANDI L. STRUDLER, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                December 28, 1999

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION                               AMOUNT OF FILING FEE
       $218,700,000*                                          $43,740

================================================================================

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the purchase of 11,510,526 shares of Common Stock at $ 19.00 per share, which in turn assumes the exercise of vested options to purchase 1,100,000 shares of Common Stock at an average exercise price of $17 per share.

|_| Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable.             Filing party: Not applicable
Form or registration no.: Not applicable.           Date filed: Not applicable.

ITEM 1.  SECURITY AND ISSUER.

                  (a) The name of the issuer is Micro Warehouse, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 535 Connecticut Avenue, Norwalk, Connecticut 06854. The information set forth under "Certain Information Concerning the Company" in Section 8 of the Offer to Purchase (as defined below) is incorporated herein by reference.

                  (b) This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule") relates to an offer by the Company to purchase up to 11,510,526 shares of its Common Stock, par value $.01 per share, including the associated preferred share purchase rights (the "Shares"), at a price of $19.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively to the Schedule 14D-1 (as defined below). An offer for the remaining Shares is being made by Bridgeport Acquisition Corporation, a Delaware corporation ("Acquisition"), Bridgeport Holdings Inc., a Delaware corporation ("Parent") and BYOWC
Partners LLC, a Delaware limited liability company ("BYOWC") on the terms and conditions set forth in the Offer to Purchase. Acquisition, Parent and BYOWC have filed a Schedule 14D-1 in connection with the Offer (the "Schedule
14D-1"). The information set forth on the front cover page, "Introduction,"
Section 1 "Terms of the Offer; Extension of Tender Period; Termination; Amendments," Section 4 "Acceptance for Payment and Payment of Offer Price,"
Section 13 "Interests of Certain Persons in the Offer and the Merger" and
Section 15 "The Merger Agreement; Stockholder's Agreements" in the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in "Introduction" and Section 6 "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

                  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(b) The information set forth in Section 10 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a)-(j) The information set forth in "Introduction," Section 1 "Terms of the Offer; Extension of the Tender Period; Termination; Amendments,"
Section 5 "Purpose of the Offer and the Merger; Structure of the Transaction; Short Form Merger; Plans for the Company; Appraisal Rights; Going Private Transactions," Section 13 "Interests of Certain Persons in the Offer and the Merger," Section 15 "The Merger Agreement; Stockholder's Agreements" and
Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth in Section 13 "Interests of Certain Persons in the Offer and the Merger," Section 15 "The Merger Agreement; Stockholder's Agreements" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The information set forth in Section 13 "Interests of Certain Persons in the Offer and the Merger," Section 15 "The Merger Agreement; Stockholder's Agreements" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in Section 10 "Source and Amount of Funds" and Section 19 "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

                  (a) The financial information set forth in Section 8 "Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

                  (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

                  (a) Not applicable.

                  (b) The information set forth in Section 18 "Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in Section 14 "Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

                  (d) Not applicable.

                  (e) All of the information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits
(a)(1) and (a)(2) to the Schedule 14D-1, respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                  (a)      (1)         Form of Offer to Purchase, dated December
                                       28, 1999.*

                           (2)         Form of Letter of Transmittal.*

                           (3)         Form of Notice of Guaranteed Delivery.*

                           (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

                           (5)         Form of Letter to Clients.*

                           (6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

                           (7) Form of Letter to Stockholders from Peter Godfrey, President, Chief Executive Officer and Chairman of the Board of Directors of the Company.**

                           (8) Text of Joint Press Release issued by the Company and Parent on December 21, 1999.*

                           (9) Form of Summary Advertisement published on December 28, 1999.*

                           (10) Text of Joint Press Release issued by the Company and Parent on December 28, 1999.*

                  (b)                  Not applicable.

                  (c)      (1)         Agreement and Plan of Merger, dated
                                       December 20, 1999, by and among the
                                       Company, Parent, Acquisition and
                                       BYOWC.*

                           (2) Stockholder Agreement, dated December 20, 1999, among Peter Godfrey, Parent and Acquisition.*

                           (3) Stockholder Agreement, dated December 20, 1999, among Felix Dennis, Parent and Acquisition.*

                           (4) Confidentiality Agreement dated November 22, 1999, between Parent and the Company.*

                           (5) Standstill Agreement, dated December 2, 1999, between BYOWC and the Company.*

                  (d)                  Not applicable.

                  (e)                  Not applicable.

                  (f)                  Not applicable

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*                 Incorporated by reference to the Schedule 14D-1.

** Incorporated by reference to the Schedule 14D-9 filed by the Company on December 28, 1999 with respect to the Offer.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                       MICRO WAREHOUSE, INC.

December 28, 1999                      By: /s/ Bruce L. Lev
                                          -------------------------------
                                             Bruce L. Lev
                                             Executive Vice President

                                  EXHIBIT INDEX

EXHIBITS

(a)                 (1)      Form of Offer to Purchase, dated December 28, 1999*

                    (2)      Form of Letter of Transmittal*

                    (3)      Form of Notice of Guaranteed Delivery*

                    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

                    (5)      Form of Letter to Clients*

                    (6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

                    (7) Form of Letter to Stockholders from Peter Godfrey, President, Chief Executive Officer and Chairman of the Board of Directors of the Company**

                    (8) Text of Joint Press Release issued by the Company on December 21, 1999*

                    (9) Form of Summary Advertisement published on December 28, 1999*

                    (10) Text of Joint Press Release issued by the Company and Parent on December 28, 1999*

(b)                 Not applicable

(c)                 (1)      Agreement and Plan of Merger, dated December 20,
                             1999, by and among the Company, Parent,
                             Acquisition and BYOWC*

                    (2) Stockholder Agreement, dated December 20, 1999, among Peter Godfrey, Parent and Acquisition*

                    (3) Stockholder Agreement, dated December 20, 1999, among Felix Dennis, Parent and Acquisition*

                    (4) Confidentiality Agreement dated November 22, 1999, between Parent and the Company*

                    (5) Standstill Agreement, dated December 2, 1999, between BYOWC and the Company*

(d)                 Not applicable

(e)                 Not applicable

(f)  Not applicable

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*        Incorporated by reference to the Schedule 14D-1.

** Incorporated by reference to the Schedule 14D-9 filed by the Company on December 28, 1999 with respect to the Offer.


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